FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of September 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement on obtaining approval from CSRC regarding the public offering of corporate bonds to the qualified investors of Huaneng Power International, Inc. (the Registrant”); and
2.          An announcement on obtaining approval from CSRCregarding public offering of renewable corporate bonds to the qualified investors of the Registrant;

submitted by the Registrant on September 16,  2017.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OBTAINING APPROVAL FROM
CSRC REGARDING THE PUBLIC OFFERING OF CORPORATE BONDS
 TO THE QUALIFIED INVESTORS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Huaneng Power International, Inc. (“the Company”) recently received the “Written Reply on Approving the Public Offering of Corporate Bonds by Huaneng Power International, Inc. to Qualified Investors” issued by China Securities Regulatory Commission (“CSRC”) (Zheng Jian Xu Ke [2017] No. 1668) in relation to the proposed public offering of corporate bonds by the Company to qualified investors and details are as follows:

1.	Approving the public offering of corporate bonds by the Company to qualified investors with an aggregate face value of not exceeding RMB3.8 billion.

2.
The corporate bonds of the Company shall be issued in a phased manner and the first phase shall be completed within 12 months from the date of approval by CSRC; issuance of the remaining phases of the corporate bonds shall be completed within 24 months from the date of approval by CSRC.

3.	The issuance of corporate bonds by the Company shall be conducted in strict compliance with the offering circular(s) submitted to CSRC.

4.	This written reply shall be effective within 24 months from the date of approval.

5.
From the date of approval until completion of the issuance of corporate bonds by the Company, if the Company incurs significant matters, the Company shall report such matters to CSRC in a timely manner and deal with such matters according to the relevant regulations.

1

The board of directors of the Company and the authorized persons shall deal with the matters relating to the issuance of corporate bonds within the authorized scope of the shareholders meeting according to the relevant laws and regulations and the requirements of the above approval documents, and perform the information disclosure obligation in a timely manner.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
16 September 2017

2

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OBTAINING APPROVAL FROM CSRC
REGARDING THE PUBLIC OFFERING OF RENEWABLE CORPORATE BONDS
 TO THE QUALIFIED INVESTORS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Huaneng Power International, Inc. (“the Company”) recently received the “Written Reply on Approving the Public Offering of Renewable Corporate Bonds by Huaneng Power International, Inc. to Qualified Investors” issued by China Securities Regulatory Commission (“CSRC”) (Zheng Jian Xu Ke [2017] No. 1667) in relation to the proposed public offering of renewable corporate bonds by the Company to qualified investors and details are as follows:

1.	Approving the public offering of renewable corporate bonds by the Company to qualified investors with an aggregate face value of not exceeding RMB5 billion.

2.
The renewable corporate bonds of the Company shall be issued in a phased manner and the first phase shall be completed within 12 months from the date of approval by CSRC; issuance of the remaining phases of the corporate bonds shall be completed within 24 months from the date of approval by CSRC.

3.	The issuance of renewable corporate bonds by the Company shall be conducted in strict compliance with the offering circular(s) submitted to CSRC.

4.	This written reply shall be effective within 24 months from the date of approval.

5.
From the date of approval until completion of the issuance of renewable corporate bonds by the Company, if the Company incurs significant matters, the Company shall report such matters to CSRC in a timely manner and deal with such matters according to the relevant regulations.

1

The board of directors of the Company and the authorized persons shall deal with the matters relating to the issuance of renewable corporate bonds within the authorized scope of the shareholders meeting according to the relevant laws and regulations and the requirements of the above approval documents, and perform the information disclosure obligation in a timely manner.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
16 September 2017

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     September 17, 2017